Exhibit 99.5

The Dow Agricultural Sciences Business

COMBINED FINANCIAL STATEMENTS

For the periods ended September 30, 2018 and September 30, 2017

The Dow Agricultural Sciences Business

Combined Statements of Income and Comprehensive Income

In millions (Unaudited)	Nine Months Ended
	Sep 30, 2018	Sep 30, 2017
Net Sales	$4,254	$4,387

Cost of sales	2,823	2,884
Research and development expenses	359	421
Selling, general and administrative expenses	573	619
Amortization of intangibles	17	12
Restructuring and asset related charges (credits) – net	186	12
Equity in earnings of nonconsolidated affiliates	3	1
Sundry income (expenses) – net	4	(415)
Interest expense	42	35

Income (loss) before income taxes	261	(10)

Provision (credit) for income taxes	121	(85)

Net income	140	75

Net income attributable to noncontrolling interests	14	21

Net income attributable to the Business	126	54

Other comprehensive income (loss), net of tax
Cumulative translation adjustments	(56)	101
Pension and other postretirement benefit plan	2	(1)

Total other comprehensive income (loss)	$(54)	$100

Comprehensive income	86	175

Comprehensive income attributable to noncontrolling interests, net of tax	14	21

Comprehensive income attributable to the Business	$72	$154

See Notes to the Combined Financial Statements

The Dow Agricultural Sciences Business

Combined Balance Sheets

In millions (Unaudited)	Sep 30, 2018	Dec 31, 2017
Assets
Current Assets
Cash and cash equivalents	$86	$106
Accounts and notes receivable:
Trade (net of allowance for doubtful receivables – 2018: $53; 2017: $56)	1,845	1,345
Other	536	498
Inventories	1,893	1,897
Other current assets	122	116

Total current assets	4,482	3,962

Investment in nonconsolidated affiliates	50	51

Property
Property	3,676	3,724
Less accumulated depreciation	2,378	2,324

Net property	1,298	1,400

Other Assets
Goodwill	1,344	1,344
Other intangible assets (net of accumulated amortization – 2018: $349; 2017: $334)	181	197
Noncurrent receivables	29	48
Deferred income tax assets	173	151
Deferred charges and other assets	53	54

Total other assets	1,780	1,794

Total Assets	$7,610	$7,207

Liabilities and Equity
Current Liabilities
Notes payable	$9	$2
Long-term debt due within one year	5	6
Accounts payable:
Trade	469	616
Other	1,081	570
Income taxes payable	165	144
Accrued and other current liabilities	324	661

Total current liabilities	2,053	1,999

Long-Term Debt (variable interest entities nonrecourse – 2018: $11; 2017: $15)	19	23

Other Noncurrent Liabilities
Deferred income tax liabilities	227	219
Pension and other postretirement benefits	134	136
Other noncurrent obligations	167	169

Total other noncurrent liabilities	528	524

Combined Equity
Net parent investment	5,831	5,417
Accumulated other comprehensive loss	(851)	(797)

Total Business equity	4,980	4,620

Noncontrolling interests	30	41

Total combined equity	5,010	4,661

Total Liabilities and Combined Equity	$7,610	$7,207

See Notes to the Combined Financial Statements

The Dow Agricultural Sciences Business

Combined Statements of Cash Flows

	Nine Months Ended

In millions (Unaudited)	Sep 30, 2018	Sep 30, 2017
Operating Activities
Net Income	$140	$75
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	144	153
Credit for deferred income tax	(14)	(96)
Earnings of nonconsolidated affiliates in excess of dividends received	(3)	—
Net loss on sales of investments	1	—
Net gain on sales of property, businesses and consolidated companies	(26)	(2)
Net loss on sales of ownership interests in nonconsolidated affiliates	—	3
Restructuring and asset related charges – net	186	12
Changes in assets and liabilities:
Trade Accounts receivable	(500)	(2)
Inventories	4	(274)
Trade Accounts payable	(147)	(10)
Other assets and liabilities	(4)	267

Cash provided by (used in) operating activities	(219)	126

Investing Activities
Capital expenditures	(109)	(83)
Proceeds from sales of property, businesses and consolidated companies, net of cash divested	47	4
Proceeds from sale of ownership interest in nonconsolidated affiliates	—	30

Cash used in investing activities	(62)	(49)

Financing Activities
Net transfers from (to) parent	288	(258)
Changes in short-term notes payable	—	21
Payments on long-term debt	(4)	(3)
Contingent payment for acquisition of businesses	—	(31)
Distributions to noncontrolling interests	(23)	(15)

Cash provided by (used in) financing activities	261	(286)

Summary
Decrease in cash and cash equivalents	(20)	(209)
Cash and cash equivalents at beginning of period	106	358

Cash and cash equivalents at end of period	$86	$149

See Notes to the Combined Financial Statements

The Dow Agricultural Sciences Business

Combined Statements of Equity

In millions (Unaudited)	Net Parent Investment	Accum Other Comp Loss	Non-controlling Interests	Total Equity
2017
Balance at December 31, 2016	$5,892	$(862)	$38	$5,068

Net Income	54	—	21	75
Other comprehensive income	—	100	—	100
Distribution to noncontrolling interest and other	—	—	(15)	(15)
Net transfers from (to) parent	(258)	—	—	(258)

Balance at September 30, 2017	$5,688	$(762)	$44	$4,970

2018
Balance at December 31, 2017	$5,417	$(797)	$41	$4,661

Net Income	126	—	14	140
Other comprehensive (loss)	—	(54)	—	(54)
Distribution to noncontrolling interest and other	–	—	(25)	(25)
Net transfers from (to) parent	288	—	—	288

Balance at September 30, 2018	$5,831	$(851)	$30	$5,010

See Notes to the Combined Financial Statements

The Dow Agricultural Sciences Business

Notes to the Combined Financial Statements

NOTE 1 – DESCRIPTION OF THE BUSINESS

The accompanying combined financial statements present the combined assets, liabilities, revenues and expenses related to the Agricultural Sciences Business (the “Business”) of The Dow Chemical Company (“Dow” or the “Company”). The Business leverages the Company’s technology, customer relationships and industry knowledge to improve the quantity, quality and safety of the global food supply and the global production agriculture industry. Land available for worldwide agricultural production is increasingly limited so production growth will need to be achieved principally through improving crop yields and productivity. The business serves the global production agriculture industry with crop protection products for weed control, disease control and insect control offerings for foliar or soil application or as a seed treatment. It is also a global leader in providing seed/plant biotechnology products and technologies to improve the productivity and profitability of its customers.

NOTE 2 – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements present the results of operations, financial position, and cash flows of the Business and have been derived from the consolidated financial statements and accounting records of Dow using the historical results of operations and historical basis of assets and liabilities of the Business. The combined financial statements of the Business have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and accounted for as a private company. These combined financial statements reflect all adjustments (including normal recurring accruals) which, in the opinion of management, are considered necessary for the fair presentation of the results for the periods presented. Investments in nonconsolidated affiliates (20-50 percent owned companies, joint ventures and partnerships) are accounted for using the equity method.

The combined statements of income and comprehensive income include allocations of certain expenses for services from Dow, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, ethics and compliance, shared services, employee benefits and incentives, insurance and stock-based compensation. These expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount or other measures. The Business considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Business would have incurred as a stand-alone company. The amount of actual costs that may have been incurred if the Business was a stand-alone company would depend on a number of factors, including the Business’s chosen organizational structure, what functions were outsourced or performed by the Business employees, and strategic decisions made in areas such as information technology and infrastructure.

All debt and debt-related interest cost incurred by the Business has been recorded in the combined financial statements.

As a direct ownership relationship did not exist among the various operations comprising the Business, a “Net parent investment” account is shown in lieu of stockholders’ equity in the combined financial statements. All significant transactions between Dow and the Business have been included in the combined financial statements and were settled for cash through Dow’s centralized cash management system. The total net effect of the settlement of these related party transactions is reflected in the combined statements of cash flows as a financing activity and net parent investment in the combined balance sheet.

Significant Accounting Policy Update

The Business’s significant accounting policy for revenue was updated as a result of the adoption of “Revenue from Contracts with Customers (Topic 606)” (“Topic 606”):

Revenue

The Business recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Business expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Business determines are within the scope of Topic 606, the Business performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Notes 3 and 4 for additional information on revenue recognition.

NOTE 3 – RECENT ACCOUNTING GUIDANCE

Recently Adopted Accounting Guidance

In the second quarter of 2018, the Business early adopted Accounting Standards Update (“ASU”) 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” which amends the hedge accounting recognition and presentation under ASC 815, with the objectives of improving the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities and simplifying the application of hedge accounting by preparers. The new standard expands the strategies eligible for hedge accounting, relaxes the timing requirements of hedge documentation and effectiveness assessments, and permits, in certain cases, the use of qualitative assessments on an ongoing basis to assess hedge effectiveness. The new guidance also requires new disclosures and presentation. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted in any interim or annual period after issuance of the ASU. Entities must adopt the new guidance by applying a modified retrospective approach to hedging relationships existing as of the adoption date. The adoption of the new guidance did not have a material impact on the consolidated financial statements.

In the second quarter of 2018, the Business early adopted ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” which allows a reclassification from accumulated other comprehensive income to net parent investment for stranded tax effects resulting from Tax Cuts and Jobs Act of 2017 (“The Act”), which was enacted on December 22, 2017, and requires certain disclosures about stranded tax effects. An entity has the option of applying the new guidance at the beginning of the period of adoption or retrospectively to each period (or periods) in which the tax effects related to items remaining in accumulated other comprehensive income are recognized. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted, including adoption in an interim period for reporting periods in which the financial statements have not yet been issued. The Business’s adoption of the new standard was applied prospectively at the beginning of the second quarter of 2018. The adoption of the new guidance did not have a material impact on the consolidated financial statements.

In the first quarter of 2018, the Business adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which is the new comprehensive revenue recognition standard that supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry specific guidance. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In 2015 and 2016, the Financial Accounting Standards Board (“FASB”) issued additional ASUs related to Topic 606 that delayed the effective date of the guidance and clarified various aspects of the new revenue guidance, including principal versus agent considerations, identification of performance obligations, and accounting for licenses, and included other improvements and practical expedients. The new guidance was effective for annual and interim periods beginning after December 15, 2017. The Business elected to adopt the new guidance using the modified retrospective transition method for all contracts not completed as of the date of adoption. The Business recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of net parent investment at the beginning of the first quarter of 2018. The comparative periods have not been restated and continue to be accounted for under Topic 605. The adoption of the new guidance did not have a material impact on the consolidated financial statements.

In the first quarter of 2018, the Business’s adopted ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addresses diversity in practice in how certain cash receipts and cash payments are presented and classified in the statements of cash flows and addresses eight specific cash flow issues. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In the first quarter of 2018, the Business adopted ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory,” which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments were effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The new guidance was applied on a modified retrospective basis through a cumulative-effect adjustment directly to net parent investment at the beginning of the first quarter of 2018. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In the first quarter of 2018, the Business adopted ASU 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which amends the requirements related to the income statement presentation of the components of net periodic benefit cost for employer sponsored defined benefit pension and other postretirement benefit plans. Under the new guidance, an entity must disaggregate and present the service cost component of net periodic benefit cost in the same income statement line items as other employee compensation costs arising from services rendered during the period, and only the service cost component will be eligible for capitalization. Other components of net periodic benefit cost must be presented separately from the line items that includes the service cost. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Entities were required to use a retrospective transition method to adopt the requirement for separate income statement presentation of the service cost and other components, and a prospective transition method to adopt the requirement to limit the capitalization of benefit cost to the service component. Accordingly, in the first quarter of 2018, the Business used a retrospective transition method to reclassify net periodic benefit cost, other than the service component, from “Cost of sales,” “Research and development expenses” and “Selling, general and administrative expenses” to “Sundry income (expense) – net” in the consolidated statements of income.

Accounting Guidance Issued But Not Adopted at September 30, 2018

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” and associated ASUs related to Topic 842, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognize assets and liabilities for leases with lease terms of more than twelve months, and recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014 (Topic 606). The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, using a modified retrospective approach, and early adoption is permitted. The Business has a cross-functional team in place to evaluate and implement the new guidance. The team continues to review existing lease arrangements and has engaged a third party to assist with the collection of lease data. The Business will elect the optional transition method that allows for a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. The impact of applying other practical expedients and accounting policy elections has been evaluated and the Business is in the process of documenting the related decisions. The Business is currently implementing a third-party software solution in connection with the adoption of the ASU; however, the system is still being modified to comply with the new guidance. The Business continues to enhance accounting systems and update business processes and controls related to the new guidance for leases. Collectively, these activities are expected to facilitate the Business’s ability to meet the new accounting and disclosure requirements upon adoption in the first quarter of 2019. The Business is working to quantify the impact and anticipates that the adoption of the new standard will result in a material increase in lease-related assets and liabilities in the consolidated balance sheets. The impact to the Business’s consolidated statements of income and consolidated statements of cash flows is not expected to be material.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in ASC 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Business is currently evaluating the impact of adopting this guidance.

In August 2018, the FASB issued ASU 2018-14, “Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans,” which, as part of the FASB disclosure framework project, removes disclosures that are no longer considered cost beneficial, clarifies the specific requirements of certain disclosures and adds new disclosure requirements that are considered relevant for employers that sponsor defined benefit pension and/or other postretirement benefit plans. The new standard is effective for fiscal years ending after December 15, 2020, and early adoption is permitted. The new guidance should be applied on a retrospective basis for all periods presented. The Business is currently evaluating the impact of adopting this guidance.

In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract,” which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350, “Intangibles – Goodwill and Other” to determine which implementation costs to capitalize as assets or expense as incurred. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted and an entity can elect to apply the new guidance on a prospective or retrospective basis. The Business is currently evaluating the impact of adopting this guidance.

NOTE 4 – REVENUE

Revenue Recognition

The majority of the Business’s revenue is derived from product sales. In the nine months ended September 30, 2018, over 99 percent of the Business’s sales related to product sales (97 percent in the nine months ended September 30, 2017). The remaining sales were primarily related to licensing of patents and technologies. As of January 1, 2018, the Business accounts for revenue in accordance with Topic 606, “Revenue from Contracts with Customers.”

Product Sales

Product sales consist of sales of the Business’s products to manufacturers, distributors and farmers. The Business considers order confirmations or purchase orders, which in some cases are governed by master supply agreements, to be contracts with a customer. Product sale contracts are generally short-term contracts where the time between order confirmation and satisfaction of all performance obligations is less than one year. However, the Business has some long-term contracts which can span multiple years.

Revenues from product sales are recognized when the customer obtains control of the Business’s product, which occurs at a point in time, usually upon shipment, with payment terms typically in the range of 60 to 160 days after invoicing, depending on business and geographic region. When the Business performs shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to shipment), these are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues. The Business has elected to use the practical expedient to expense cash and non-cash sales incentives, as the amortization period for the costs to obtain the contract would have been one year or less.

The transaction price includes estimates for reductions in revenue from customer rebates and right of returns on product sales. These amounts are estimated based upon the most likely amount of consideration to which the customer will be entitled. The Business’s obligation for right of returns is limited primarily to the Seed principal product group. All estimates are based on historical experience, anticipated performance and the Business’s best judgment at the time to the extent it is probable that a significant reversal of revenue recognized will not occur. All estimates for variable consideration are reassessed periodically. The Business has elected the practical expedient to not adjust the amount of consideration for the effects of a significant financing component for all instances in which the period between payment and transfer of the goods will be one year or less.

For contracts with multiple performance obligations, the Business allocates the transaction price to each performance obligation based on the relative standalone selling price. The standalone selling price is the observable price which depicts the price as if sold to a similar customer in similar circumstances.

Patents, Trademarks and Licenses

The Business enters into licensing arrangements in which it licenses certain rights of its patents and technology to customers. Revenue from the majority of the Business’s licenses for patents and technology is derived from sales-based royalties. The Business estimates the amount of sales-based royalties it expects to be entitled based on historical sales to the customer. For the remaining revenue from licensing arrangements, payments are typically received from the Business’s licensees based on billing schedules established in each contract. Revenue is recognized by the Business when the performance obligation is satisfied. The income statement effects of patents, trademarks and licensing revenue were immaterial.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. At September 30, 2018, the Business had remaining performance obligations related to material rights granted to customers for contract renewal options of $103 million. The Business expects revenue to be recognized for the remaining performance obligations over the next one to six years.

The remaining performance obligations are for product sales that have expected durations of one year or less or variable consideration attributable to royalties for licenses of patents and technology.

Disaggregation of Revenue

The Business disaggregates its revenue from contracts with customers by principal product group and geographic region, as the Business believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See details in the tables below:

Net Trade Revenue by Principal Product Group In millions	Nine Months Ended Sep 30, 2018
Crop Protection	$3,514
Seed	740

Total	$4,254

Net Trade Revenue by Geographic Region In millions	Nine Months Ended Sep 30, 2018
US & Canada	$1,908
EMEA[1]	934
Asia Pacific	475
Latin America	937

Total	$4,254

1.	Europe, Middle East and Africa.

Contract Balances

The Business receives payments from customers based upon contractual billing schedules. Accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets include amounts related to the Business’s contractual right to consideration for completed performance obligations not yet invoiced. Contract liabilities include payments received in advance of performance under the contract and are realized when the associated revenue is recognized under the contract. “Contract liabilities – current” primarily reflects deferred revenue from prepayments from customers for product to be delivered in a time period of 12 months or less. “Contract liabilities – noncurrent” includes advance payments that the Business has received from customers related to long-term supply agreements and royalty payments that are deferred and recognized over the life of the contract.

Revenue recognized in the first nine months of 2018 from amounts included in contract liabilities at the beginning of the period was $23 million. In the first nine months of 2018, the amount of contract assets reclassified to receivables as a result of the right to the transaction consideration becoming unconditional was insignificant. The Business did not recognize any asset impairment charges related to contract assets during the period.

The following table summarizes the contract balances at September 30, 2018 and December 31, 2017:

Contract Balances In millions	Sep 30, 2018	Dec 31, 2017
Accounts and notes receivable – Trade	$1,845	$1,345
Contract assets – current[1]	18	16
Contract assets – noncurrent[2]	47	43
Contract liabilities – current[3]	31	29
Contract liabilities – noncurrent[4]	73	70

1.	Included in “Other current assets” in the consolidated balance sheets.

2.	Included in “Deferred charges and other assets” in the consolidated balance sheets.
3.	Included in “Accrued and other current liabilities” in the consolidated balance sheets.
4.	Included in “Other noncurrent obligations” in the consolidated balance sheets.

NOTE 5 – DIVESTITURES

Merger Remedy – Divestiture of a Portion of Dow AgroSciences’ Corn Seed Business

On July 11, 2017, as a condition of regulatory approval of the Merger, Dow announced it entered into a definitive agreement with CITIC Agri Fund to sell a select portion of Dow AgroSciences’ corn seed business in Brazil, including some seed processing plants and seed research centers, a copy of Dow AgroSciences’ Brazilian corn germplasm bank, the MORGAN™ brand and a license for the use of the DOW SEMENTES™ brand for a certain period of time, for a purchase price of $1.1 billion. The sale closed in the fourth quarter of 2017.

The divestiture of a portion of Dow AgroSciences’ corn seed business did not qualify as a component of the Business. As a result, this divestiture was not reported as discontinued operations.

NOTE 6 – RESTRUCTURING AND ASSET RELATED CHARGES (CREDITS) – NET

Restructuring Plans

DowDuPont Cost Synergy Program

In September and November 2017, DowDuPont Inc. (“DowDuPont”) approved post-merger restructuring actions under the DowDuPont Cost Synergy Program (the “Synergy Program”), which is designed to integrate and optimize the organization following the merger and in preparation for the intended separation of DowDuPont’s agriculture business.

As a result of these actions, the Business recorded pretax restructuring charges of $181 million in 2017, consisting of severance and related benefit costs of $47 million, asset write-downs and write-offs of $94 million and costs associated with exit and disposal activities of $40 million. The impact of these charges is shown as “Restructuring and asset related charges – net” in the combined statements of income and comprehensive income.

For the nine months ended September 30, 2018, the Business recorded pretax restructuring charges of $181 million, consisting of severance and related benefit costs of $41 million, asset write-downs and write-offs of $115 million and costs associated with exit and disposal activities of $25 million. The impact of these charges is shown as “Restructuring and asset related charges – net” in the consolidated statements of income.

The Business has recorded pre-tax restructuring charges of $362 million in inception-to-date under the Synergy Program, consisting of severance and related benefit costs of $88 million, asset write-downs and write-offs of $209 million and costs associated with exit and disposal activities of $65 million. The Business expects to record additional restructuring charges during 2018 and 2019 and substantially complete the Synergy Program by the end of 2019.

The following table summarizes the activities related to the Synergy Program.

Synergy Program In millions	Severance and Related Benefit Costs	Assets Write- downs and Write- offs	Cost Associated with Exit and Disposal Activities	Total
2017 Restructuring Charges	$47	$94	$40	$181

Charges against the reserve	—	(94)	—	(94)
Cash payments	(13)	—	—	(13)

Reserve balance at Dec 31, 2017	$34	$—	$40	$74

Adjustments to the reserve	41	115	25	181
Charges against the reserve	—	(115)	—	(115)
Cash payments	(38)	—	(34)	(72)

Reserve balance at September 30, 2018	$37	$—	$31	$68

NOTE 7 – SUPPLEMENTARY INFORMATION

The Business uses “Sundry income (expense) – net” to record a variety of income and expense items such as foreign currency exchange gains and losses, interest income, dividends from investments, gains and losses on sales of investments and assets, non-operating pension and other postretirement benefit plan credits or costs, and certain litigation matters. For the nine months ended September 30, 2018, “Sundry income (expense) – net” was income of $4 million compared with expense of $415 million for the nine months ended September 30, 2017. In addition to the categories previously discussed, the first nine months of 2017 included a $469 million loss related to the Bayer CropScience arbitration matter. See Note 11 for additional information.

Accounts Payable – Other

“Accounts payable – Other” was $1,081 million at September 30, 2018 which included Accounts Payable – Trade Promotion of $779 million and was $570 million at December 31, 2017 which included Accounts Payable – Trade Promotion of $366 million.

Accrued and Other Current Liabilities

“Accrued and other current liabilities” was $324 million at September 30, 2018, which included customer prepayment of $65 million and was $661 million at December 31, 2017, which included customer prepayments of $281 million. No other component of “Accrued and other current liabilities” was more than 5 percent of total current liabilities.

NOTE 8 – INCOME TAXES

During the periods presented, the Business’s operations are included in the consolidated U.S. federal, certain state and local and foreign income tax returns filed by DowDuPont, where applicable. The Business also files certain separate state and local and foreign income tax returns. The income tax provision (benefit) included in these Combined Financial Statements has been calculated using the separate return basis, as if the Business entities filed separate tax returns. It is possible that the Business will make different tax accounting elections and assertions subsequent to separation. Therefore, the Business’s income taxes, as presented in the Combined Financial Statements, may not be indicative of the income taxes that the Business will generate in the future. In jurisdictions where the Business has been included in tax returns filed by DowDuPont, any income taxes payable resulting from the related income tax provisions have been reflected in the balance sheet within “Net Parent Investment.”

The effective income tax rate for the nine months ended September 30, 2018 was 46.5 percent compared to negative 925.9 percent for the nine months ended September 30, 2017. The effective tax rates for these periods are based on the current estimate of full year results including the effect of taxes related to discrete events which are recorded in the interim period in which they occur. The effective income tax rate for the nine months ended September 30, 2018 was favorably impacted by the reduced U.S. federal corporate income tax rate and unfavorably impacted by non-deductible restructuring costs, certain provisions in the Tax Cuts and Jobs Act (“The Act”) related to the taxability of foreign earnings and discrete income tax charges for foreign exchange and to adjust our liabilities for tax returns filed. The effective tax rate for the nine months ended September 30, 2017 was favorably impacted by the geographic mix of earnings, as well as a discrete income tax benefit recorded in the first quarter of 2017 in connection with the Bayer CropScience arbitration matter.

On December 22, 2017, The Act was enacted. The Act reduces the U.S. federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously deferred, creates new provisions related to foreign sourced earnings, eliminates the domestic manufacturing deduction and moves towards a territorial system. At September 30, 2018, the Business had not completed its accounting for the tax effects of The Act; however, as described below, the Business made reasonable estimates of the effects on its existing deferred tax balances and the one-time transition tax. In accordance with Staff Accounting Bulletin 118, income tax effects of The Act may be refined upon obtaining, preparing, or analyzing additional information during the measurement period and such changes could be material. During the measurement period, provisional amounts may also be adjusted for the effects, if any, of interpretative guidance issued by U.S. regulatory and standard-setting bodies.

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As a result of The Act, the Business remeasured its U.S. federal deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21 percent. However, the Business is still analyzing certain aspects of The Act and refining its calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The Business recorded adjustments related to the Act during the third quarter of 2018 which resulted in an income tax charge of $5 million. To date, the Business has recorded a provisional benefit of $92 million to “Provision for income taxes” related to remeasuring its U.S. federal deferred tax assets and liabilities at 21 percent.

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The Act requires a mandatory deemed repatriation of post-1986 undistributed foreign earnings and profits (“E&P”), which results in a one-time transition tax. The Business has not yet completed its calculation of the total post-1986 foreign E&P for its foreign subsidiaries as E&P will not be finalized until the fourth quarter of 2018, after the DowDuPont federal income tax return is filed. To date, the Business has recorded a provisional charge of $31 million, to “Provision for income taxes,” related to the one-time transition tax.

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For tax years beginning after December 31, 2017, The Act introduces new provisions for U.S. taxation of certain global intangible low-taxed income (“GILTI”). Due to its complexity and a current lack of guidance as to how to calculate the tax, the Business is not yet able to determine a reasonable estimate for the impact of the incremental tax liability. When additional guidance is available, the Business will make a policy election for how the additional liability will be recorded in the period in which it is incurred or recognized for the basis differences that would be expected to reverse in future years.

Each year the Business files tax returns in the various national, state and local income taxing jurisdictions in which it operates. These tax returns are subject to examination and possible challenge by the tax authorities. Positions challenged by the tax authorities may be settled or appealed by the Business. As a result, there is an uncertainty in income taxes recognized in the Business’s financial statements in accordance with accounting for income taxes and accounting for uncertainty in income taxes. The ultimate resolution of such uncertainties is not expected to have a material impact on the Business’s results of operations.

NOTE 9 – INVENTORIES

The following table provides a breakdown of inventories:

Inventories In millions	Sep 30, 2018	Dec 31, 2017
Finished goods	$973	$951
Work in process	736	731
Raw materials	136	164
Supplies	48	51

Total	$1,893	$1,897

NOTE 10 – ACCOUNTS RECEIVABLE

The Business’s trade accounts receivable for the periods presented were subject to inclusion in Dow’s various trade accounts receivable securitization programs. This program has historically sold account receivables of select entities on a revolving basis to certain multi-seller commercial paper conduit entities. The loss on the sale of receivables is recorded as interest expense by Dow; none of this loss is allocated to the Business. In 2017, Dow held a beneficial interest in certain conduits that were recorded as an asset on Dow’s balance sheet. This asset is considered part of Dow’s centralized cash and debt management activities, and as such, no portion of the asset has been allocated to the Business.

In the fourth quarter of 2017, Dow suspended further sales of trade accounts receivable through these facilities and began reducing outstanding balances through collections of trade accounts receivable previously sold to such conduits. In September 2018, the North American facilities were amended and the terms of the agreements changed from off-balance sheet arrangements to secured borrowing arrangements. The business transfers its North American’s accounts receivable to a Dow special purpose entity that is considered part of Dow’s centralized cash and debt management activities.

Trade accounts receivable derecognized from the combined balance sheet of the Business were $8 million at September 30, 2018 and $275 million at December 31, 2017.

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. These obligations are included in “Accrued and other current liabilities” and “Other noncurrent obligations” in the combined balance sheet. This is management’s best estimate of the costs for remediation and restoration with respect to environmental matters for which the Business has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately two and a half times that amount. Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on the Business’s results of operations, financial condition and cash flows. It is the opinion of the Business’s management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on the Business’s results of operations, financial condition or cash flows. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies for handling site remediation and restoration. The Business had accrued obligations of $31 million as of September 30, 2018 and $35 million at December 31, 2017 for probable environmental remediation and restoration costs.

Litigation

Bayer CropScience vs the Business’s ICC Arbitration

A summary of the Bayer CropScience v. Dow AgroSciences ICC Arbitration can be found in the Business’s financial statements for the year ended December 31, 2017.

On August 13, 2012, Bayer CropScience AG and Bayer CropScience NV (together, “Bayer”) filed a request for arbitration with the International Chamber of Commerce (“ICC”) International Court of Arbitration against Dow AgroSciences LLC, a wholly owned subsidiary of the Business, and other subsidiaries of the Business (collectively, “DAS”) under a 1992 license agreement executed by predecessors of the parties (the “License Agreement”). In its request for arbitration, Bayer alleged that (i) DAS breached the License Agreement, (ii) the License Agreement was properly terminated with no ongoing rights to DAS, (iii) DAS infringed its patent rights related to the use of the pat gene in certain soybean and cotton seed products, and (iv) Bayer was entitled to monetary damages and injunctive relief. DAS denied that it breached the License Agreement and asserted that the License Agreement remained in effect because it was not properly terminated. DAS also asserted that all of Bayer’s patents at issue are invalid and/or not infringed, and, therefore, for these reasons (and others), a license was not required.

A three-member arbitration tribunal presided over the arbitration proceeding (the “tribunal”). In a decision dated October 9, 2015, the tribunal determined that (i) DAS breached the License Agreement, (ii) Bayer properly terminated the License Agreement, (iii) all of the patents remaining in the proceeding are valid and infringed, and (iv) that Bayer is entitled to monetary damages in the amount of $455 million inclusive of pre-judgment interest and costs (the “arbitral award”). One of the arbitrators, however, issued a partial dissent finding that all of the patents are invalid based on the double-patenting doctrine. The tribunal also denied Bayer’s request for injunctive relief.

On March 1, 2017, the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”) affirmed the arbitral award. As a result of this action, in the first quarter of 2017, the Business recorded a loss of $469 million, inclusive of the arbitral award and post-judgment interest, which was included in “Sundry income (expense) – net” in the consolidated statements of income. On May 26, 2017, the Business paid the $469 million arbitral award to Bayer as a result of that decision. On September 11, 2017, DAS filed a petition for writ of certiorari with the United States Supreme Court to review the case, but the Court denied DAS’s petition. The litigation is now concluded with no risk of further liability.

Other Litigation Matters

In addition to the Bayer matter, the Business is party to a number of other claims and lawsuits arising out of the normal course of business with respect to product liability, patent infringement, governmental regulation, contract and commercial litigation, and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. The Business participates in an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies may provide coverage that could be utilized to minimize the financial impact, if any, of certain contingencies described above. It is the opinion of the Business’s management that the possibility is remote that the aggregate of all such other claims and lawsuits will have a material adverse impact on the results of operations, financial condition and cash flows of the Business.

The Business insured certain litigation matters through Dow’s insurance company. At September 30, 2018, litigation liability was $44 million and included in “Accrued and other current liabilities” and “Other noncurrent obligations” ($49 million included in “Accrued and other current liabilities” and “Other noncurrent obligations” at December 31, 2017). Insured litigation receivables were $37 million included in “Accounts and notes receivable – other” ($40 million included in “Accounts and notes receivable – other” at December 31, 2017).

Guarantees

The following table provides a summary of final expiration, maximum future payments and recorded liability reflected in the balance sheet for guarantees:

	Sep 30, 2018			Dec 31, 2017
Guarantees In millions	Final Expiration	Maximum Future Payments	Recorded Liability	Final Expiration	Maximum Future Payments	Recorded Liability
Guarantees	2020	$160	$2	2019	$340	$5

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when the Business undertakes an obligation to guarantee the performance of others (via delivery of cash or other assets) if specified triggering events occur. With guarantees, such as financial contracts, non-performance by the guaranteed party triggers the obligation of the Business to make payments to the beneficiary of the guarantee. The majority of the Business’s guarantees relates to debt of nonconsolidated affiliates, which have expiration dates ranging from less than one year to three years, and trade financing transactions in Latin America, which typically expire within one year of inception. The Business’s current expectation is that future payment or performance related to the non-performance of others is considered remote.

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table provides an analysis of the changes in accumulated other comprehensive loss for the nine months ended September 30, 2018 and 2017:

Accumulated Other Comprehensive Loss In millions	Cumulative Translation Adj	Pension and Other Postretirement Benefits	Accum Other Comp Loss
Balance at Jan 1, 2017	$(832)	$(30)	$(862)

Other comprehensive income (loss) before reclassifications	101	—	101
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1)	(1)

Net other comprehensive income (loss)	$101	$(1)	$100

Balance at September 30, 2017	$(731)	$(31)	$(762)

Balance at Jan 1, 2018	$(763)	$(34)	$(797)

Other comprehensive income (loss) before reclassifications	(56)	—	(56)
Amounts reclassified from accumulated other comprehensive income (loss)	—	2	2

Net other comprehensive income (loss)	$(56)	$2	$(54)

Balance at September 30, 2018	$(819)	$(32)	$(851)

The tax effects on the net activity related to each component of other comprehensive income (loss) for the nine months ended September 30, 2018 and 2017 were as follows:

	Nine Months Ended
Tax Benefit (Expense) In millions	Sep 30, 2018	Sep 30, 2017
Cumulative translation adjustments	$—	$(40)
Pension and other postretirement benefit plans	(1)	1

Total benefit (expense) from income taxes related to other comprehensive income (loss) items	$(1)	$(39)

NOTE 13 – NONCONTROLLING INTERESTS

Ownership interests in the Business’s subsidiaries held by parties other than the Business are presented separately from the Business equity in the combined balance sheet as “Noncontrolling interests.” The amount of combined net income attributable to the Business and the noncontrolling interests are both presented on the face of the combined statements of income and comprehensive income.

The following table summarizes the activity for equity attributable to noncontrolling interests for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended
Noncontrolling Interests In millions	Sep 30, 2018	Sep 30, 2017
Balance at January 1	$41	$38
Net income attributable to noncontrolling interests	14	21
Distributions to noncontrolling interests	(23)	(15)
Other	(2)	—

Balance at end of period	$30	$44

NOTE 14 – PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

During the nine months ended September 30, 2018, the Business recorded operating costs of $4 million and non-operating costs of $2 million related to its significant pension plans. During the nine months ended September 30, 2017, the Business recorded operating costs of $3 million and a credit of $2 million to non-operating costs related to its significant pension plans.

On January 1, 2018, the Business adopted ASU 2017-07, which impacted the presentation of the components of net periodic benefit cost in the consolidated statements of income. Net periodic benefit cost, other than the service cost component, is retrospectively included in “Sundry income (expense) – net” in the consolidated statements of income.

NOTE 15 – STOCK-BASED COMPENSATION

The Business’s employees participate in Dow’s stock-based compensation programs – and their awards are based on DowDuPont stock and Dow metrics. Compensation expense of $11 million during the nine months ended September 30, 2018 and $22 million during the nine months ended September 30, 2017 related to these programs is included in “Cost of sales”, “Research and development expenses”, and “Selling, general and administrative expenses”, as applicable, based on the Business’s employees who participated in the programs.

NOTE 16 – FAIR VALUE MEASUREMENTS

As part of the Synergy Program, the Business has or will shut down a number of manufacturing, research and development (“R&D”) and corporate facilities around the world. In the first nine months of 2018, manufacturing facilities and related assets and R&D facilities associated with this plan were written down to zero. The impairment charges related to the Synergy Program, totaling $115 million, were included in “Restructuring and asset related charges (credits) – net” in the consolidated statements of income. See Note 6 for additional information on the Business’s restructuring activities.

NOTE 17 – VARIABLE INTEREST ENTITIES

A summary of the Business’s variable interest entities (“VIE”) can be found in the Business’s financial statements for the year ended December 31, 2017.

Assets and Liabilities of Consolidated VIE

The Business’s combined financial statements include the assets, liabilities and results of operations of VIE for which the Business is the primary beneficiary. The other equity holders’ interests are reflected in “Net income attributable to noncontrolling interests” in the combined statements of income and comprehensive income and “Noncontrolling interests” in the combined balance sheet.

The following table summarizes the carrying amounts of these entities’ assets and liabilities included in the Business’s combined balance sheet at September 30, 2018 and December 31, 2017:

Assets and Liabilities of Consolidated VIEs In millions	Sep 30, 2018	Dec 31, 2017
Cash and cash equivalents	$4	$3
Other current assets	4	2
Net property	19	23
Other noncurrent assets	1	1

Total assets[1]	$28	$29

Current liabilities	$4	$3
Long-term debt	11	15

Total liabilities[2]	$15	$18

1.	All assets were restricted at September 30, 2018 and December 31, 2017.
2.	All liabilities were nonrecourse at September 30, 2018 and December 31, 2017.

NOTE 18 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2018 and September 30, 2017, the Business purchased products used in production from Dow in the amount of $101 million and $84 million respectively.

Effective with the Merger, the Business reports transactions with DuPont and its affiliates as related party transaction. The following table presents amounts due to or due from DuPont and its affiliates at September 30, 2018 and December 31, 2017:

Balances Due To or Due From DuPont and its Affiliates In millions	Sep 30, 2018	Dec 31, 2017
Accounts and notes receivable – Other	$34	$14
Accounts payable – Other	$69	$1

The following table presents revenue earned and expenses incurred related to transactions with DuPont and its affiliates:

Sales to DuPont and its Affiliates In millions	Nine Months Ended Sep 30, 2018	One Month Ended Sep 30, 2017
Net sales	$80	$3
Cost of sales	$59	$2

NOTE 19 – SUBSEQUENT EVENTS

Other than those described in the notes to the financial statements, no events have occurred after September 30, 2018, but before December 18, 2018, the date the financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the financial statements.